FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Argent Securities Inc.	0001239602
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 3, 2003, Series 2003-W3	333-105957

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 3, 2003

ARGENT SECURITIES INC.

By: ____________________

Name: John P. Grazer

Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

TERM SHEET
$865,669,000 *(Approximate)*

Asset-Backed Pass-Through Certificates
Series 2003-W3

August 26, 2003

Argent Securities Inc.

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC
(Originator)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

UBS Investment Bank

citigroup

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W3

The analysis in this report is based on information provided by Argent Securities Inc. (the "Depositor"). UBS Securities LLC ("UBS") or Citigroup Global Markets Inc. ("Citigroup") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by UBS and/or Citigroup and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and UBS and/or Citigroup is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBS and/or Citigroup in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBS nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBS AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. UBS IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED August 26, 2003

Argent Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2003-W3
$865,669,000 *(Approximate)*

Subject to Revision

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type[2,3]	WAL (yrs)	Principal Payment Window	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P / M / F
AV-1A	689,533,000	FLT / PT	Not Offered				AAA / Aaa / AAA
AV-1B[1]	76,615,000	FLT / PT / MEZ	2.56	10/03 - 06/11	Act/360	Sept 2033	AAA / Aaa / AAA
AV-2	221,662,000	FLT / PT	2.55	10/03 - 06/11	Act/360	Sept 2033	AAA / Aaa / AAA
AF-1	96,523,000	FLT / SEQ	0.95	10/03 - 04/05	Act/360	Oct 2020	AAA / Aaa / AAA
AF-2	53,393,000	FIX / SEQ	2.00	04/05 - 02/06	30/360	Dec 2025	AAA / Aaa / AAA
AF-3	49,702,000	FIX / SEQ	3.00	02/06 - 08/07	30/360	Sept 2030	AAA / Aaa / AAA
AF-4	26,971,000	FIX / SEQ	5.00	08/07 - 05/10	30/360	Sept 2033	AAA / Aaa / AAA
AF-5	14,294,000	FIX / SEQ	7.72	05/10 - 06/11	30/360	Sept 2033	AAA / Aaa / AAA
AF-6	42,509,000	FIX / NAS	6.43	11/06 - 06/11	30/360	Sept 2033	AAA / Aaa / AAA
M-1	104,000,000	FLT / SUB	5.30	01/07 - 06/11	Act/360	Sept 2033	AA / Aa2 / AA
M-2	88,000,000	FLT / SUB	5.25	11/06 - 06/11	Act/360	Sept 2033	A / A2 / A
M-3	28,000,000	FLT / SUB	5.23	11/06 - 06/11	Act/360	Sept 2033	A- / A3 / A-
M-4	24,000,000	FLT / SUB	5.23	10/06 - 06/11	Act/360	Sept 2033	BBB+ / Baa1 / BBB+
M-5	24,000,000	FLT / SUB	5.22	10/06 - 06/11	Act/360	Sept 2033	BBB / Baa2 / BBB
MV-6	16,000,000	FLT / SUB	5.22	10/06 - 06/11	Act/360	Sept 2033	BBB- / Baa3 / NR
MF-6	4,000,000	FIX / SUB	Not Offered				BBB- / Baa3 / NR
Total	1,559,202,000						

(1) The Class AV-1B Certificates provide subordination to the Class AV-1A Certificates. As such, Realized Losses can be allocated to the Class AV-1B Certificates.
(2) All Floating-Rate Certificates are subject to the Net WAC Rate Cap.
(3) All Floating-Rate Certificates (except the Class AF-1 Certificates) will not accrue interest at a rate greater than the Adjusted Net Maximum Mortgage Rate.

Pricing Speed ("PPC")

Fixed-Rate Mortgage Loans	4% CPR growing to 23% CPR over 12 months
Adjustable-Rate Mortgage Loans	27% CPR

Transaction Overview

Offered Certificates: Approximately $[394,800,000] senior floating-rate Certificates (Class AV-1B, Class AV-2 and Class AF-1 Certificates). Approximately $[186,869,000] senior fixed-rate Certificates (Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates), and approximately $[284,000,000] mezzanine floating-rate Certificates (Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class MV-6 Certificates). The Class AV-1B Certificates are backed by adjustable-rate and fixed-rate, first lien mortgage loans with principal balances that conform to Freddie Mac guidelines ("Group I Mortgage Loans"). The Class AV-2 Certificates are backed by adjustable-rate and fixed-rate, first lien mortgage loans with principal balances that may or may not conform to Freddie Mac guidelines ("Group II Mortgage Loans"). The Class AF Certificates are backed by fixed-rate, first lien mortgage loans with principal balances that may or may not conform to Freddie Mac guidelines ("Group III Mortgage Loans"). The Class M Certificates are supported by all of the Mortgage Loans.

Non-Offered Certificates: Approximately $[689,533,000] senior floating-rate Class AV-1A Certificates and approximately [$4,000,000] mezzanine fixed-rate Class MF-6 Certificates. The Class AV-1A Certificates are backed by adjustable-rate and fixed-rate first lien mortgage loans with principal balances that conform to Freddie Mac guidelines ("Group I Mortgage Loans"). The Class MF-6 Certificates are supported by all of the Mortgage Loans.

Collateral: As of September 1, 2003, the Mortgage Loans will consist of approximately 8,697 adjustable-rate and fixed-rate, first lien, closed-end mortgage loans (the "Mortgage Loans") with LTVs at origination not in excess of 95%. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $1,600,002,130 as of the Cut-off Date. The Mortgage Loans will be separated into three groups. The Group I Mortgage Loans will represent approximately 5,964 adjustable-rate and fixed-rate mortgage loans totaling $964,314,452. The Group II Mortgage Loans will represent approximately 899 adjustable-rate and fixed-rate mortgage loans totaling $278,995,335. The Group III Mortgage Loans will represent approximately 1,834 fixed-rate mortgage loans totaling $356,692,343.

Class A Certificates: Class AV-1A, AV-1B, AV-2, AF-1, AF-2, AF-3, AF-4, AF-5 and AF-6 Certificates.

Class M Certificates: Class M-1, M-2, M-3, M-4, M-5, MF-6 and MV-6 Certificates.

Class AV Certificates: Class AV-1A, AV-1B and AV-2 Certificates.

Class AF Certificates: Class AF-1, AF-2, AF-3, AF-4, AF-5 and AF-6 Certificates.

Class MV Certificates: Class M-1, M-2, M-3, M-4, M-5 and MV-6 Certificates.

Class AV-1 Certificates: Class AV-1A and AV-1B Certificates.

Class M-6 Certificates: Class MF-6 and MV-6 Certificates.

Floating-Rate Certificates: Class AV-1A, AV-1B, AV-2, AF-1 and Class MV Certificates.

Fixed-Rate Certificates:	Class AF-2, AF-3, AF-4, AF-5, AF-6 and MF-6 Certificates.
Depositor:	Argent Securities Inc.
Originator:	Argent Mortgage Company LLC
Master Servicer:	Ameriquest Mortgage Company
Trustee:	Deutsche Bank National Trust Company
Co-Lead Underwriters:	UBS Securities LLC and Citigroup Global Markets Inc.
Co-Managers:	Banc of America Securities LLC, Deutsche Bank Securities, and Merrill Lynch, Pierce, Fenner & Smith Incorporated
Cut-off Date:	September 1, 2003
Expected Pricing:	August [27], 2003
Expected Closing Date:	September 5, 2003
Record Date:	For the Floating-Rate Certificates: The business day immediately preceding the Distribution Date. For the Fixed-Rate Certificates: The last business day of the month preceding the month in which the Distribution Date occurs.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in October 2003.
Determination Date:	The Determination Date with respect to any Distribution Date is the 10th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period for the first Distribution Date will be from the Cut-off Date up to and including October 10, 2003, and with respect to all other Distribution Dates, commencing on the day after the Determination Date in the month prior to the month in which such Distribution Date occurs and ending on the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Period:	For the Floating-Rate Certificates: For any Distribution Date will be the actual number of days (based on a 360-day year) included in the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date. The Floating-Rate Certificates will initially settle flat. For the Fixed-Rate Certificates: For any Distribution Date will be the calendar month preceding the month of such Distribution Date based on a 360-day year consisting of twelve 30-day months. The Fixed-Rate Certificates have a 24-day delay.

Administrative Fees:	The Servicing Fee calculated at the Servicing Fee Rate of 0.50% per annum, and the Trustee Fee calculated at the Trustee Fee Rate of [0.0020]% per annum. Such fees will be paid monthly on the stated principal balance of the Mortgage Loans.
Expense Adjusted Net Mortgage Rate:	The per annum rate equal to the mortgage rate of each Mortgage Loan minus (a) the Trustee Fee Rate and (b) the Servicing Fee Rate.
Adjusted Net Maximum Mortgage Rate:	The per annum rate equal to the weighted average of the maximum mortgage rate of each Mortgage Loan (or the mortgage rate for each fixed-rate Mortgage Loan) minus (a) the Trustee Fee Rate and (b) the Servicing Fee Rate.
Optional Termination:	The Master Servicer, at its option, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date. If the Master Servicer fails to exercise its option, the NIMs Insurer, if any, may exercise that option.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than 10% of the aggregate principal balance of Mortgage Loans as of the Cut-off Date.
Monthly Master Servicer Advances:	The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans (net of the Servicing Fee) to the extent such amounts are deemed recoverable from future payments on the Mortgage Loans. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of Credit Enhancement. The Master Servicer will *NOT* be obligated to compensate Certificate holders for any interest shortfalls resulting from the application of the Soldiers and Sailors Civil Relief Act of 1940.
Credit Enhancement:	1) Net Monthly Excess Cashflow 2) Overcollateralization ("OC") 3) Subordination
Overcollateralization Target Amount:	With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 2.55% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 5.10% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (y) approximately $[8,000,011] or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier to occur of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in October 2006 and (B) the date that the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distributions of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 41.10%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for the Class A Certificates on any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the Class M Certificates and the OC by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	(S&P / M / F)	Initial CE %	CE % On/After Step Down Date
A	AAA / Aaa / AAA	20.55%	41.10%
M-1	AA / Aa2 / AA	14.05%	28.10%
M-2	A / A2 / A	8.55%	17.10%
M-3	A- / A3 / A-	6.80%	13.60%
M-4	BBB+ / Baa1 / BBB+	5.30%	10.60%
M-5	BBB / Baa2 / BBB	3.80%	7.60%
M-6	BBB- / Baa3 / NR	2.55%	5.10%

Net WAC Rate Cap: Class A Certificates: The rate per annum equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans in the case of the Class AV-1 Certificates (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period), the weighted average of the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans in the case of the Class AV-2 Certificates (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period), and the Expense Adjusted Net Mortgage Rates of the Group III Mortgage Loans in the case of the Class AF Certificates (for the Class AF-1 Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Class M Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans, the Group II Mortgage Loans, and the Group III Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal amount of the related Class A Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period (except for the Class MF-6 Certificates).

Net WAC Maximum Rate Cap:

Class A Certificates: The rate per annum equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans in the case of the Class AV-1 Certificates (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period), and the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans in the case of the Class AV-2 Certificates (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Class M Certificates: The per annum rate equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans, the Group II Mortgage Loans, and the Group III Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal amount of the related Class A Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Net WAC Rate Carryover Amount:

If on any Distribution Date, the Pass-Through Rate for a class of Offered Certificates is based on the related Net WAC Rate Cap, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date (ii) and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Basis Risk Shortfall:

Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and each adjustable-rate Mortgage Loan will adjust based on six-month LIBOR after an initial period of two or three years following the date of origination, and the Pass-Through Rates on the Floating-Rate Certificates are based on one-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those Certificates in certain periods. This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If basis risk interest shortfalls occur, they will be carried forward (a "Net WAC Rate Carryover Amount") and will be paid from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period.

The Class AV-1B, the Class AV-2, the Class AF-1, the Class M-1, the Class M-2, the Class M-3, the Class M-4, the Class M-5, and the Class MV-6 will benefit from an interest rate cap pledged to the trust to mitigate their Basis Risk Shortfalls. The notional schedule for the interest rate cap is available at the end of the term sheet.

Interest Carry Forward Amount: For each class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (a) the accrued Certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Allocation of Losses: Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class MV-6 Certificates and Class MF-6 Certificates *pro rata*, fourth, to the Class M-5 Certificates, fifth, to the Class M-4 Certificates, sixth, to the Class M-3 Certificates, seventh, to the Class M-2 Certificates and eighth, to the Class M-1 Certificates. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates (other than the Class AV-1B Certificates) or the Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates (other than the Class AV-1B Certificates), under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.

After Realized Losses are applied to the Class M Certificates, shortfalls on the Class AV-1 Certificates will be allocated solely to the Class AV-1B Certificates.

Once Realized Losses are allocated to the Class M Certificates and Class AV-1B Certificates, such amounts with respect to such Certificates will no longer accrue interest, and no amounts will be distributed with respect to those written down amounts (even if Net Monthly Excess Cashflow and/or the Overcollateralization Amount are greater than zero on any subsequent Distribution Dates). However, the amount of any Realized Losses allocated to the Class M Certificates or to the Class AV-1B Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow, sequentially, first, to the Class AV-1B Certificates, and then to the Class M Certificates in reverse numerical order.

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable to the Master Servicer or the Trustee, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date, and (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

Lockout Certificate Percentage: For the Class AF-6 Certificates and any Distribution Date, will be calculated to be the percentage equal to the Certificate Principal Balance of the Class AF-6 Certificates immediately prior to such Distribution Date divided by the aggregate Certificate Principal Balances of the Class AF Certificates immediately prior to such Distribution Date.

Lockout Distribution Percentage: For the Class AF-6 Certificates and any Distribution Date, the indicated percentage of the Lockout Certificate Percentage for such Distribution Date.

Distribution Date Occurring In	Percentage
October 2003 – September 2006	0%
October 2006 – September 2008	45%
October 2008 – September 2009	80%
October 2009 – September 2010	100%
October 2010 – thereafter	300%

Class A Principal Distribution Amount: Until the Stepdown Date, or if a Trigger Event is in effect, each of the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. After the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain a 41.10% Credit Enhancement Percentage (based on 2x the original Class A Credit Enhancement Percentage). With regards to the Class AV-1A and the Class AV-1B Certificates, principal distributions will be *pro rata*. The Class AV-1B Certificates provide subordination to the Class AV-1A Certificates and as such, Realized Losses applicable to the Class AV-1 Certificates will be allocated, solely, to the Class AV-1B Certificates.

With respect to the Class AF Certificates, all principal distributions of the Principal Distribution Amount and the Class AF Principal Distribution Amount will be distributed first, to the holders of the Class AF-6 Certificates, the Lockout Distribution Percentage of the Principal Distribution Amount or Class AF Principal Distribution Amount, as applicable, until the Certificate Principal Balance of the Class AF-6 Certificates has been reduced to zero; second, to the holders of the Class AF-1 Certificates, until the Certificate Principal Balance of the Class AF-1 Certificates has been reduced to zero; third, to the holders of the Class AF-2 Certificates, until the Certificate Principal Balance of the Class AF-2 Certificates has been reduced to zero; fourth, to the holders of the Class AF-3 Certificates, until the Certificate Principal Balance of the Class AF-3 Certificates has been reduced to zero, fifth, to the holders of the Class AF-4 Certificates, until the Certificate Principal Balance of the Class AF-4 Certificates has been reduced to zero, sixth, to the holders of the Class AF-5 Certificates, until the Certificate Principal Balance of the Class AF-5 Certificates has been reduced to zero, and seventh to the holders of the Class AF-6 Certificates, until the Certificate Principal Balance of the Class AF-6 Certificates has been reduced to zero.

Class M Principal Distribution Amount: The Class M Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates, first to the Class M-1 Certificates until it reaches a 28.10% Credit Enhancement Percentage (based on 2x the Class M-1 Initial Credit Enhancement Percentage), then to the Class M-2 Certificates until it reaches a 17.10% Credit Enhancement Percentage (based on 2x the Class M-2 Initial Credit Enhancement Percentage), then to the Class M-3 Certificates, until it reaches a 13.60% Credit Enhancement Percentage (based on 2x the Class M-3 Initial Credit Enhancement Percentage), then to the Class M-4 Certificates, until it reaches a 10.60% Credit Enhancement Percentage (based on 2x the Class M-4 Initial Credit Enhancement Percentage), then to the Class M-5 Certificates, until it reaches a 7.60% Credit Enhancement Percentage (based on 2x the Class M-5 Initial Credit Enhancement Percentage), and then to the Class MF-6 and the Class MV-6 Certificates *pro rata*, until they reach a 5.10% Credit Enhancement Percentage (based on 2x the Class M-6 Initial Credit Enhancement Percentage). If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero. Principal Distributions allocated to the Class M-6 Certificates will be distributed *pro rata* to the Class MF-6 Certificates and the Class MV-6 Certificates.

Coupon Step-up: After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the coupons on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
AV-1	2 * Margin
AV-2	2 * Margin
AF-5	Coupon + [0.50]%
AF-6	Coupon + [0.50]%
M-1, M-2, M-3, M-4, M-5, MV-6	1.5 * Margin
MF-6	Coupon + [0.50]%

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [16.50]%.

Cumulative Loss Test: The aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Closing Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
October 2006 through September 2007	[3.00]%
October 2007 through September 2008	[5.00]%
October 2008 through September 2009	[6.50]%
October 2009 through September 2010	[7.25]%
October 2010 and thereafter	[7.50]%

Payment Priority: On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

1. To pay interest on the Class A Certificates *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.
2. To pay principal on the Class A and Class M Certificates, in accordance with the principal payment provisions described above.
3. From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.
4. From Net Monthly Excess Cashflow, if any, to pay the Interest Carry Forward Amounts.
5. From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described in 1 above, after taking into account any amounts received under the interest rate cap (except for the Class AV-1A, the Class AF-2, the Class AF-3, the Class AF-4, the Class AF-5, the Class AF-6, and the Class MF-6 not covered under the interest rate cap agreement).
6. Any allocated Realized Loss amounts first to the Class AV-1B Certificates and then to the Class M Certificates.
7. To pay any remaining amount to the Class CE and Class R Certificates in accordance with the Pooling and Servicing Agreement.

Source for Calculation of One-Month LIBOR: Telerate page 3750.

ERISA: Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.

SMMEA:	The Class A and Class M-1 Certificates are expected to constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). Other classes will not be SMMEA eligible.
Taxation – REMIC:	The Trust will be established as one or more REMICs for federal income tax purposes.
Ratings:	

Class	Ratings (S&P / Moody's / Fitch)
A	AAA / Aaa / AAA
M-1	AA / Aa2 / AA
M-2	A / A2 / A
M-3	A- / A3 / A-
M-4	BBB+ / Baa1 / BBB+
M-5	BBB / Baa2 / BBB
M-6	BBB- / Baa3 / NR

Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on the Statistical Calculation Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	8,697		
Aggregate Current Principal Balance:	$1,600,002,130		
Average Current Principal Balance:	$183,972		$59,645 - $874,170
Aggregate Original Principal Balance:	$1,601,343,160		
Average Original Principal Balance:	$184,126		$60,000 - $875,000
Fully Amortizing Mortgage Loans:	100.000%		
1st Lien:	100.000%		
Wtd. Avg. Gross Coupon:	7.124%		4.700% - 12.700%
Wtd. Avg. Original Term (months):	355		180 - 360
Wtd. Avg. Remaining Term (months):	354		175 - 360
Margin (ARM Loans Only):	6.308%		4.500% - 7.125%
Maximum Interest Rate (ARM Loans Only):	13.222%		10.700% - 18.350%
Minimum Interest Rate (ARM Loans Only):	7.222%		4.700% - 12.350%
Wtd. Avg. Original LTV:	83.98%		8.50% - 95.00%
Wtd. Avg. Borrower FICO:	620		500 - 805
Geographic Distribution (Top 5):	CA	32.63%	
	FL	11.54%	
	NY	10.25%	
	IL	7.14%	
	NJ	3.77%	

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W3

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2 year Fixed/Adjustable Rate	4,020	$751,625,978.96	46.98%
3 year Fixed/Adjustable Rate	892	179,842,719.13	11.24
Fixed Rate	3,785	668,533,431.74	41.78
Total:	**8,697**	**$1,600,002,129.83**	**100.00%**

Principal Balance at Origination

Range of Principal Balances at Origination	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
$50,000.01 - $100,000.00	1,981	$157,815,811.00	9.86%
100,000.01 - 150,000.00	2,107	262,267,611.00	16.38
150,000.01 - 200,000.00	1,563	276,230,322.00	17.25
200,000.01 - 250,000.00	1,074	241,365,809.00	15.07
250,000.01 - 300,000.00	737	201,644,998.00	12.59
300,000.01 - 350,000.00	507	163,689,077.00	10.22
350,000.01 - 400,000.00	358	134,054,700.00	8.37
400,000.01 - 450,000.00	160	68,263,572.00	4.26
450,000.01 - 500,000.00	154	73,858,760.00	4.61
500,000.01 - 550,000.00	10	5,286,900.00	0.33
550,000.01 - 600,000.00	11	6,332,700.00	0.40
600,000.01 - 650,000.00	4	2,536,400.00	0.16
650,000.01 - 700,000.00	4	2,746,500.00	0.17
700,000.01 - 750,000.00	6	4,375,000.00	0.27
$850,000.01 - $900,000.00	1	875,000.00	0.05
Total:	**8,697**	**$1,601,343,160.00**	**100.00%**

Remaining Principal Balance

Range of Remaining Principal Balances	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
$50,000.01 - $100,000.00	1,981	$157,682,364.31	9.86%
100,000.01 - 150,000.00	2,110	262,514,197.06	16.41
150,000.01 - 200,000.00	1,581	275,767,467.68	17.24
200,000.01 - 250,000.00	1,075	241,469,075.75	15.09
250,000.01 - 300,000.00	736	201,270,078.76	12.58
300,000.01 - 350,000.00	507	163,592,372.87	10.22
350,000.01 - 400,000.00	358	133,984,774.84	8.37
400,000.01 - 450,000.00	160	68,247,457.44	4.27
450,000.01 - 500,000.00	153	73,344,015.53	4.58
500,000.01 - 550,000.00	10	5,278,529.42	0.33
550,000.01 - 600,000.00	11	6,327,787.21	0.40
600,000.01 - 650,000.00	4	2,535,246.05	0.16
650,000.01 - 700,000.00	4	2,742,879.35	0.17
700,000.01 - 750,000.00	6	4,371,713.80	0.27
$850,000.01 - $900,000.00	1	874,169.76	0.05
Total:	**8,697**	**$1,600,002,129.83**	**100.00%**

UBS Investment Bank

citigroup

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W3

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 - 180	204	$26,432,824.03	1.65%
181 - 240	143	22,317,676.96	1.39
301 - 360	8,350	1,551,251,628.84	96.95
Total:	**8,697**	**$1,600,002,129.83**	**100.00%**

Current Mortgage Rate %

Range of Current Mortgage Rates	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500% - 4.999%	12	$2,890,655.63	0.18%
5.000 - 5.499	247	61,769,250.77	3.86
5.500 - 5.999	902	201,425,089.81	12.59
6.000 - 6.499	907	199,239,157.56	12.45
6.500 - 6.999	1,530	318,528,642.43	19.91
7.000 - 7.499	1,222	225,065,554.42	14.07
7.500 - 7.999	1,613	274,353,974.20	17.15
8.000 - 8.499	977	144,097,119.37	9.01
8.500 - 8.999	775	107,026,276.80	6.69
9.000 - 9.499	260	34,026,617.80	2.13
9.500 - 9.999	151	18,800,942.62	1.18
10.000 - 10.499	41	4,405,644.11	0.28
10.500 - 10.999	24	3,125,170.84	0.20
11.000 - 11.499	18	3,056,349.78	0.19
11.500 - 11.999	12	1,395,765.66	0.09
12.000 - 12.499	5	722,872.27	0.05
12.500% - 12.999%	1	73,045.76	0.00
Total:	**8,697**	**$1,600,002,129.83**	**100.00%**

Original Loan-to-Value Ratio

Range of Original Loan-to-Value Ratios	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
30.00% or less	16	$2,106,303.42	0.13%
30.01 - 35.00	17	2,532,628.65	0.16
35.01 - 40.00	17	2,409,472.74	0.15
40.01 - 45.00	51	8,114,261.10	0.51
45.01 - 50.00	68	11,178,385.68	0.70
50.01 - 55.00	109	20,747,151.01	1.30
55.01 - 60.00	189	32,782,561.74	2.05
60.01 - 65.00	346	60,629,064.27	3.79
65.01 - 70.00	308	53,452,864.46	3.34
70.01 - 75.00	637	116,474,604.14	7.28
75.01 - 80.00	1,273	238,268,149.47	14.89
80.01 - 85.00	1,031	180,694,476.27	11.29
85.01 - 90.00	2,715	490,509,364.75	30.66
90.01% - 95.00%	1,920	380,102,822.13	23.76
Total:	**8,697**	**$1,600,002,129.83**	**100.00%**

UBS Investment Bank

citigroup

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W3

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 519	230	$34,345,022.43	2.15%
520 - 539	500	77,355,754.19	4.83
540 - 559	803	127,660,442.42	7.98
560 - 579	865	142,757,490.66	8.92
580 - 599	924	161,130,810.83	10.07
600 - 619	1,426	262,791,067.57	16.42
620 - 639	1,348	260,275,876.16	16.27
640 - 659	950	188,423,495.83	11.76
660 - 679	625	127,058,977.67	7.94
680 - 699	429	90,175,616.49	5.64
700 - 719	233	48,718,201.17	3.04
720 - 739	167	35,237,031.20	2.20
740 - 759	106	22,636,317.42	1.41
760 - 779	65	15,947,919.73	1.00
780 - 799	25	5,260,587.84	0.33
800 - 819	1	227,518.22	0.01
Total:	**8,697**	**$1,600,002,129.83**	**100.00%**

Occupancy Status[1]

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	7,911	$1,493,113,637.20	93.32%
Non-Owner Occupied	718	94,280,218.44	5.89
Second Home	68	12,608,274.19	0.79
Total:	**8,697**	**$1,600,002,129.83**	**100.00%**

(1) Based on mortgagor representation at origination

Credit Grade

Credit Grade[1]	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
I	5,987	$1,092,143,356.99	68.26%
II	700	130,036,358.69	8.13
III	678	115,349,944.95	7.21
IV	487	86,275,059.11	5.39
V	306	52,456,250.81	3.28
VI	78	12,706,306.16	0.79
A	252	59,426,418.82	3.71
A-	13	3,010,667.88	0.19
B	18	4,088,973.91	0.26
C	5	881,309.59	0.06
C-	173	43,627,482.92	2.73
Total:	**8,697**	**$1,600,002,129.83**	**100.00%**

(1) Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company LLC.

DESCRIPTION OF THE TOTAL COLLATERAL

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	5,810	$1,031,810,418.34	64.49%
Stated Documentation	2,541	500,115,695.62	31.26
Limited Documentation	346	68,076,015.87	4.25
Total:	**8,697**	**$1,600,002,129.83**	**100.00%**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Cashout Refinance[1]	4,278	$779,091,097.91	48.69%
Rate/Term Refinance[2]	2,165	410,462,333.14	25.65
Purchase	2,254	410,448,698.78	25.65
Total:	**8,697**	**$1,600,002,129.83**	**100.00%**

(1) Cash proceeds to the borrower exclusive of Debt Consolidation payments exceed 3% of the original Principal Balance of the related mortgage loan. Also includes all home equity loans originated in Texas with any cash proceeds.

(2) Cash proceeds to the borrower exclusive of Debt Consolidation payments are 3% or less of the original Principal Balance of the related mortgage loan. Excludes home equity loans originated in Texas with any cash proceeds.

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	6,739	$1,226,036,107.30	76.63%
2-4 Family Residence	679	141,292,130.91	8.83
PUD	590	120,609,691.53	7.54
Condominium	559	96,602,700.55	6.04
Manufactured Housing	88	8,256,029.67	0.52
PUD Attached	34	5,635,569.88	0.35
Single Family Attached	8	1,569,899.99	0.10
Total:	**8,697**	**$1,600,002,129.83**	**100.00%**

Prepayment Charge Term at Origination

Prepayment Charges Term at Origination (months)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	2,464	$446,402,066.95	27.90%
12	492	119,969,725.73	7.50
24	2,813	513,200,749.70	32.08
36	2,928	520,429,587.45	32.53
Total:	**8,697**	**$1,600,002,129.83**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Origination Source

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Wholesale	8,697	$1,600,002,129.83	100.00%
Total:	**8,697**	**$1,600,002,129.83**	**100.00%**

Conforming Balance

Conforming Balance Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming Balance	7,850	$1,259,342,979.36	78.71%
Non-Conforming Balance	847	340,659,150.47	21.29
Total:	**8,697**	**$1,600,002,129.83**	**100.00%**

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	2,088	$522,073,025.37	32.63%
Florida	1,259	184,596,201.39	11.54
New York	615	163,939,867.19	10.25
Illinois	654	114,302,394.45	7.14
New Jersey	284	60,290,261.97	3.77
Arizona	387	48,899,477.21	3.06
Texas	339	46,132,989.68	2.88
Minnesota	233	40,586,080.10	2.54
Ohio	359	35,207,793.99	2.20
Massachusetts	142	33,188,971.03	2.07
Washington	167	31,356,738.52	1.96
Maryland	159	30,369,347.86	1.90
Other	2,011	289,058,981.07	18.07
Total:	**8,697**	**$1,600,002,129.83**	**100.00%**

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W3

DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margin %

Range of Gross Margins	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500% - 4.749%	300	$55,863,778.97	6.00%
4.750 - 4.999	4	455,572.81	0.05
5.500 - 5.749	266	67,911,135.95	7.29
6.000 - 6.249	3	1,073,947.46	0.12
6.250 - 6.499	3	692,086.67	0.07
6.500 - 6.749	4,321	802,300,046.73	86.13
6.750 - 6.999	3	679,987.61	0.07
7.000% - 7.249%	12	2,492,141.89	0.27
Total:	**4,912**	**$931,468,698.09**	**100.00%**

Next Rate Adjustment Date

Year/Month of Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2005-03	7	$1,149,710.40	0.12%
2005-04	15	2,261,749.95	0.24
2005-05	5	832,575.07	0.09
2005-06	28	5,765,250.17	0.62
2005-07	191	38,557,487.07	4.14
2005-08	2,549	491,647,317.30	52.78
2005-09	1,225	211,411,889.00	22.70
2006-03	1	481,389.68	0.05
2006-04	2	851,233.44	0.09
2006-06	7	1,490,844.70	0.16
2006-07	137	29,947,442.62	3.22
2006-08	547	110,287,741.69	11.84
2006-09	198	36,784,067.00	3.95
Total:	**4,912**	**$931,468,698.09**	**100.00%**

Initial Periodic Cap %

Initial Periodic Cap	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000%	4,912	$931,468,698.09	100.00%
Total:	**4,912**	**$931,468,698.09**	**100.00%**

UBS Investment Bank citigroup

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W3

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Rate %

Range of Maximum Rates	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
10.500% - 10.999%	11	$2,810,859.20	0.30%
11.000 - 11.499	70	18,014,607.25	1.93
11.500 - 11.999	329	76,042,290.70	8.16
12.000 - 12.499	494	112,762,326.92	12.11
12.500 - 12.999	962	206,414,948.48	22.16
13.000 - 13.499	829	159,893,089.37	17.17
13.500 - 13.999	933	168,537,546.80	18.09
14.000 - 14.499	569	87,667,666.99	9.41
14.500 - 14.999	470	65,408,178.93	7.02
15.000 - 15.499	119	16,221,471.32	1.74
15.500 - 15.999	66	9,442,587.27	1.01
16.000 - 16.499	21	2,501,515.18	0.27
16.500 - 16.999	16	2,235,585.05	0.24
17.000 - 17.499	13	2,297,403.80	0.25
17.500 - 17.999	7	855,651.00	0.09
18.000% - 18.499%	3	362,969.83	0.04
Total:	**4,912**	**$931,468,698.09**	**100.00%**

Minimum Rate %

Range of Minimum Rates	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500% - 4.999%	11	$2,810,859.20	0.30%
5.000 - 5.499	70	18,014,607.25	1.93
5.500 - 5.999	329	76,042,290.70	8.16
6.000 - 6.499	494	112,762,326.92	12.11
6.500 - 6.999	962	206,414,948.48	22.16
7.000 - 7.499	829	159,893,089.37	17.17
7.500 - 7.999	933	168,537,546.80	18.09
8.000 - 8.499	569	87,667,666.99	9.41
8.500 - 8.999	470	65,408,178.93	7.02
9.000 - 9.499	119	16,221,471.32	1.74
9.500 - 9.999	66	9,442,587.27	1.01
10.000 - 10.499	21	2,501,515.18	0.27
10.500 - 10.999	16	2,235,585.05	0.24
11.000 - 11.499	13	2,297,403.80	0.25
11.500 - 11.999	7	855,651.00	0.09
12.000% - 12.499%	3	362,969.83	0.04
Total:	**4,912**	**$931,468,698.09**	**100.00%**

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W3

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Summary

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on the Statistical Calculation Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	5,964		
Aggregate Current Principal Balance:	$964,314,452		
Average Current Principal Balance:	$161,689		$59,809 - $483,409
Aggregate Original Principal Balance:	$965,051,163		
Average Original Principal Balance:	$161,813		$60,000 - $484,000
Fully Amortizing Mortgage Loans:	100.000%		
1st Lien:	100.000%		
Wtd. Avg. Gross Coupon:	7.272%		4.700% - 12.700%
Wtd. Avg. Original Term (months):	357		180 - 360
Wtd. Avg. Remaining Term (months):	356		175 - 360
Margin (ARM Loans Only):	6.321%		4.500% - 7.125%
Maximum Interest Rate (ARM Loans Only):	13.325%		10.700% - 18.350%
Minimum Interest Rate (ARM Loans Only):	7.325%		4.700% - 12.350%
Wtd. Avg. Original LTV:	84.49%		8.50% - 95.00%
Wtd. Avg. Borrower FICO:	612		500 - 805
Geographic Distribution (Top 5):	CA	26.34%	
	FL	11.87%	
	NY	9.03%	
	IL	7.91%	
	NJ	4.03%	

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2 year Fixed/Adjustable Rate	3,606	$584,291,925.05	60.59%
3 year Fixed/Adjustable Rate	788	137,910,962.44	14.30
Fixed Rate	1,570	242,111,564.22	25.11
Total:	**5,964**	**$964,314,451.71**	**100.00%**

Principal Balance at Origination

Range of Principal Balances at Origination	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
$50,000.01 - $100,000.00	1,435	$114,065,298.00	11.82%
100,000.01 - 150,000.00	1,603	199,260,364.00	20.65
150,000.01 - 200,000.00	1,247	217,700,256.00	22.56
200,000.01 - 250,000.00	827	185,650,501.00	19.24
250,000.01 - 300,000.00	574	156,875,475.00	16.26
300,000.01 - 350,000.00	222	69,707,770.00	7.22
350,000.01 - 400,000.00	43	16,163,649.00	1.67
400,000.01 - 450,000.00	10	4,206,050.00	0.44
$450,000.01 - $500,000.00	3	1,401,800.00	0.15
Total:	**5,964**	**$965,051,163.00**	**100.00%**

Remaining Principal Balance

Range of Remaining Principal Balances	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
$50,000.01 - $100,000.00	1,435	$113,974,312.95	11.82%
100,000.01 - 150,000.00	1,605	199,436,782.27	20.68
150,000.01 - 200,000.00	1,245	217,246,394.05	22.53
200,000.01 - 250,000.00	829	186,005,659.98	19.29
250,000.01 - 300,000.00	573	156,545,213.93	16.23
300,000.01 - 350,000.00	221	69,351,824.18	7.19
350,000.01 - 400,000.00	43	16,150,859.61	1.67
400,000.01 - 450,000.00	11	4,652,962.67	0.48
$450,000.01 - $500,000.00	2	950,442.07	0.10
Total:	**5,964**	**$964,314,451.71**	**100.00%**

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W3

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 - 180	101	$11,146,715.20	1.16%
181 - 240	66	9,932,601.65	1.03
301 - 360	5,797	943,235,134.86	97.81
Total:	**5,964**	**$964,314,451.71**	**100.00%**

Current Mortgage Rate %

Range of Current Mortgage Rates	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500% - 4.999%	11	$2,424,621.48	0.25%
5.000 - 5.499	115	23,433,219.68	2.43
5.500 - 5.999	503	95,330,245.40	9.89
6.000 - 6.499	554	100,366,104.28	10.41
6.500 - 6.999	1,036	185,071,887.51	19.19
7.000 - 7.499	917	153,764,879.55	15.95
7.500 - 7.999	1,140	180,439,442.65	18.71
8.000 - 8.499	741	103,685,420.20	10.75
8.500 - 8.999	589	76,318,860.36	7.91
9.000 - 9.499	170	20,969,367.83	2.17
9.500 - 9.999	104	11,989,712.81	1.24
10.000 - 10.499	31	3,334,360.95	0.35
10.500 - 10.999	21	2,821,868.58	0.29
11.000 - 11.499	15	2,322,734.76	0.24
11.500 - 11.999	12	1,395,765.66	0.14
12.000 - 12.499	4	572,914.25	0.06
12.500% - 12.999%	1	73,045.76	0.01
Total:	**5,964**	**$964,314,451.71**	**100.00%**

Original Loan-to-Value Ratio

Range of Original Loan-to-Value Ratios	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
30.00% or less	13	$1,589,303.42	0.16%
30.01 - 35.00	12	1,712,893.09	0.18
35.01 - 40.00	11	1,069,673.68	0.11
40.01 - 45.00	40	5,155,027.82	0.53
45.01 - 50.00	49	7,064,077.59	0.73
50.01 - 55.00	61	9,294,284.48	0.96
55.01 - 60.00	114	16,899,584.83	1.75
60.01 - 65.00	210	32,316,135.42	3.35
65.01 - 70.00	197	27,958,633.83	2.90
70.01 - 75.00	432	70,312,684.90	7.29
75.01 - 80.00	832	138,116,211.77	14.32
80.01 - 85.00	726	115,747,847.87	12.00
85.01 - 90.00	1,917	299,416,617.67	31.05
90.01 - 95.00	1,350	237,661,475.34	24.65
Total:	**5,964**	**$964,314,451.71**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 519	186	$26,361,618.20	2.73%
520 - 539	386	56,646,970.61	5.87
540 - 559	636	95,144,149.27	9.87
560 - 579	663	100,868,720.79	10.46
580 - 599	660	105,114,445.30	10.90
600 - 619	973	155,862,635.04	16.16
620 - 639	887	148,634,891.72	15.41
640 - 659	615	105,138,304.48	10.90
660 - 679	372	65,266,892.21	6.77
680 - 699	252	46,609,008.44	4.83
700 - 719	141	24,161,633.27	2.51
720 - 739	93	16,378,994.26	1.70
740 - 759	59	10,510,028.06	1.09
760 - 779	27	4,658,508.98	0.48
780 - 799	13	2,730,132.86	0.28
800 - 819	1	227,518.22	0.02
Total:	**5,964**	**$964,314,451.71**	**100.00%**

Occupancy Status[1]

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	5,375	$890,959,073.30	92.39%
Non-Owner Occupied	541	65,880,587.33	6.83
Second Home	48	7,474,791.08	0.78
Total:	**5,964**	**$964,314,451.71**	**100.00%**

(1) Based on mortgagor representation at origination

Credit Grade

Credit Grade[1]	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
I	4,039	$649,483,490.57	67.35%
II	476	77,823,756.89	8.07
III	483	73,803,935.06	7.65
IV	358	56,131,928.26	5.82
V	247	38,272,492.13	3.97
VI	66	9,295,989.79	0.96
A	153	29,798,155.53	3.09
A-	10	2,199,367.10	0.23
B	13	2,725,574.03	0.28
C	4	589,226.52	0.06
C-	115	24,190,535.83	2.51
Total:	**5,964**	**$964,314,451.71**	**100.00%**

(1) Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company LLC.

UBS Investment Bank citigroup

DESCRIPTION OF THE GROUP I COLLATERAL

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	3,941	$619,856,199.40	64.28%
Stated Documentation	1,783	303,764,713.48	31.50
Limited Documentation	240	40,693,538.83	4.22
Total:	**5,964**	**$964,314,451.71**	**100.00%**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Cashout Refinance[1]	2,848	$456,618,594.92	47.35%
Purchase	1,697	272,075,975.12	28.21
Rate/Term Refinance[2]	1,419	235,619,881.67	24.43
Total:	**5,964**	**$964,314,451.71**	**100.00%**

(1) Cash proceeds to the borrower exclusive of Debt Consolidation payments exceed 3% of the original Principal Balance of the related mortgage loan. Also includes all home equity loans originated in Texas with any cash proceeds.

(2) Cash proceeds to the borrower exclusive of Debt Consolidation payments are 3% or less of the original Principal Balance of the related mortgage loan. Excludes home equity loans originated in Texas with any cash proceeds.

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	4,594	$726,124,713.14	75.30%
2-4 Family Residence	477	96,703,329.91	10.03
PUD	383	67,172,050.15	6.97
Condominium	409	62,188,582.51	6.45
Manufactured Housing	65	6,136,926.68	0.64
PUD Attached	30	5,001,933.34	0.52
Single Family Attached	6	986,915.98	0.10
Total:	**5,964**	**$964,314,451.71**	**100.00%**

Prepayment Charge Term at Origination

Prepayment Charges Term at Origination (months)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	1,732	$293,890,537.52	30.48%
12	249	51,347,359.24	5.32
24	2,363	370,252,983.12	38.40
36	1,620	248,823,571.83	25.80
Total:	**5,964**	**$964,314,451.71**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Origination Source

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Wholesale	5,964	$964,314,451.71	100.00%
Total:	**5,964**	**$964,314,451.71**	**100.00%**

Conforming Balance

Conforming Balance Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming Balance	5,964	$964,314,451.71	100.00%
Total:	**5,964**	**$964,314,451.71**	**100.00%**

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	1,226	$253,978,832.11	26.34%
Florida	841	114,511,105.12	11.87
New York	358	87,083,314.04	9.03
Illinois	468	76,243,243.66	7.91
New Jersey	195	38,893,730.58	4.03
Arizona	312	37,762,712.69	3.92
Minnesota	208	34,575,963.83	3.59
Texas	229	28,311,088.76	2.94
Ohio	243	23,246,364.49	2.41
Nevada	138	23,051,565.49	2.39
Washington	128	21,814,559.97	2.26
Massachusetts	101	21,572,246.12	2.24
Other	1,517	203,269,724.85	21.08
Total:	**5,964**	**$964,314,451.71**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Gross Margin %

Range of Gross Margins	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500% - 4.749%	269	$43,148,028.12	5.97%
4.750 - 4.999	4	455,572.81	0.06
5.500 - 5.749	207	43,625,864.22	6.04
6.000 - 6.249	1	190,798.68	0.03
6.250 - 6.499	2	193,446.02	0.03
6.500 - 6.749	3,897	631,961,490.89	87.50
6.750 - 6.999	3	679,987.61	0.09
7.000% - 7.249%	11	1,947,699.14	0.27
Total:	**4,394**	**$722,202,887.49**	**100.00%**

Next Rate Adjustment Date

Year/Month of Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2005-03	7	$1,149,710.40	0.16%
2005-04	14	1,818,602.84	0.25
2005-05	5	832,575.07	0.12
2005-06	27	5,433,786.80	0.75
2005-07	162	27,164,162.71	3.76
2005-08	2,258	373,929,440.23	51.78
2005-09	1,133	173,963,647.00	24.09
2006-06	6	1,159,368.24	0.16
2006-07	121	23,694,956.13	3.28
2006-08	479	82,520,771.07	11.43
2006-09	182	30,535,867.00	4.23
Total:	**4,394**	**$722,202,887.49**	**100.00%**

Initial Periodic Cap %

Initial Periodic Cap	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000%	4,394	$722,202,887.49	100.00%
Total:	**4,394**	**$722,202,887.49**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Rate %

Range of Maximum Rates	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
10.500% - 10.999%	10	$2,344,825.05	0.32%
11.000 - 11.499	49	9,721,400.54	1.35
11.500 - 11.999	269	52,923,354.88	7.33
12.000 - 12.499	404	74,781,283.63	10.35
12.500 - 12.999	815	146,682,357.88	20.31
13.000 - 13.499	753	129,940,869.64	17.99
13.500 - 13.999	856	137,513,408.23	19.04
14.000 - 14.499	547	78,736,308.85	10.90
14.500 - 14.999	453	58,520,983.39	8.10
15.000 - 15.499	116	15,036,499.82	2.08
15.500 - 15.999	63	8,207,470.72	1.14
16.000 - 16.499	21	2,501,515.18	0.35
16.500 - 16.999	16	2,235,585.05	0.31
17.000 - 17.499	12	1,838,403.80	0.25
17.500 - 17.999	7	855,651.00	0.12
18.000% - 18.499%	3	362,969.83	0.05
Total:	**4,394**	**$722,202,887.49**	**100.00%**

Minimum Rate %

Range of Minimum Rates	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500% - 4.999%	10	$2,344,825.05	0.32%
5.000 - 5.499	49	9,721,400.54	1.35
5.500 - 5.999	269	52,923,354.88	7.33
6.000 - 6.499	404	74,781,283.63	10.35
6.500 - 6.999	815	146,682,357.88	20.31
7.000 - 7.499	753	129,940,869.64	17.99
7.500 - 7.999	856	137,513,408.23	19.04
8.000 - 8.499	547	78,736,308.85	10.90
8.500 - 8.999	453	58,520,983.39	8.10
9.000 - 9.499	116	15,036,499.82	2.08
9.500 - 9.999	63	8,207,470.72	1.14
10.000 - 10.499	21	2,501,515.18	0.35
10.500 - 10.999	16	2,235,585.05	0.31
11.000 - 11.499	12	1,838,403.80	0.25
11.500 - 11.999	7	855,651.00	0.12
12.000% - 12.499%	3	362,969.83	0.05
Total:	**4,394**	**$722,202,887.49**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Summary

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on the Statistical Calculation Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	899		
Aggregate Current Principal Balance:	$278,995,335		
Average Current Principal Balance:	$310,340		$59,645 - $874,170
Aggregate Original Principal Balance:	$279,234,880		
Average Original Principal Balance:	$310,606		$60,000 - $875,000
Fully Amortizing Mortgage Loans:	100.000%		
1st Lien:	100.000%		
Wtd. Avg. Gross Coupon:	6.910%		4.950% - 11.350%
Wtd. Avg. Original Term (months):	357		180 - 360
Wtd. Avg. Remaining Term (months):	356		178 - 360
Margin (ARM Loans Only):	6.262%		4.500% - 7.125%
Maximum Interest Rate (ARM Loans Only):	12.868%		10.950% - 17.350%
Minimum Interest Rate (ARM Loans Only):	6.868%		4.950% - 11.350%
Wtd. Avg. Original LTV:	85.65%		33.21% - 95.00%
Wtd. Avg. Borrower FICO:	627		501 - 793
Geographic Distribution (Top 5):	CA	49.79%	
	NY	10.61%	
	FL	7.75%	
	IL	5.41%	
	NJ	2.62%	

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2 year Fixed/Adjustable Rate	414	$167,334,053.91	59.98%
3 year Fixed/Adjustable Rate	104	41,931,756.69	15.03
Fixed Rate	381	69,729,524.48	24.99
Total:	**899**	**$278,995,335.08**	**100.00%**

Principal Balance at Origination

Range of Principal Balances at Origination	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
$50,000.01 - $100,000.00	94	$7,619,843.00	2.73%
100,000.01 - 150,000.00	94	11,649,505.00	4.17
150,000.01 - 200,000.00	66	11,399,180.00	4.08
200,000.01 - 250,000.00	37	8,351,428.00	2.99
250,000.01 - 300,000.00	31	8,533,400.00	3.06
300,000.01 - 350,000.00	147	48,935,802.00	17.52
350,000.01 - 400,000.00	209	78,157,609.00	27.99
400,000.01 - 450,000.00	92	39,216,323.00	14.04
450,000.01 - 500,000.00	104	49,965,690.00	17.89
500,000.01 - 550,000.00	8	4,186,900.00	1.50
550,000.01 - 600,000.00	6	3,457,700.00	1.24
600,000.01 - 650,000.00	3	1,930,000.00	0.69
650,000.01 - 700,000.00	3	2,046,500.00	0.73
700,000.01 - 750,000.00	4	2,910,000.00	1.04
$850,000.01 - $900,000.00	1	875,000.00	0.31
Total:	**899**	**$279,234,880.00**	**100.00%**

Remaining Principal Balance

Range of Remaining Principal Balances	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
$50,000.01 - $100,000.00	94	$7,612,512.54	2.73%
100,000.01 - 150,000.00	95	11,790,248.23	4.23
150,000.01 - 200,000.00	65	11,240,574.24	4.03
200,000.01 - 250,000.00	37	8,343,454.79	2.99
250,000.01 - 300,000.00	31	8,525,820.38	3.06
300,000.01 - 350,000.00	147	48,895,376.18	17.53
350,000.01 - 400,000.00	210	78,492,892.65	28.13
400,000.01 - 450,000.00	91	38,774,302.71	13.90
450,000.01 - 500,000.00	104	49,927,663.94	17.90
500,000.01 - 550,000.00	8	4,181,880.40	1.50
550,000.01 - 600,000.00	6	3,455,038.13	1.24
600,000.01 - 650,000.00	3	1,929,421.43	0.69
650,000.01 - 700,000.00	3	2,044,505.12	0.73
700,000.01 - 750,000.00	4	2,907,474.58	1.04
$850,000.01 - $900,000.00	1	874,169.76	0.31
Total:	**899**	**$278,995,335.08**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 - 180	20	$3,241,234.99	1.16%
181 - 240	12	1,644,611.62	0.59
301 - 360	867	274,109,488.47	98.25
Total:	**899**	**$278,995,335.08**	**100.00%**

Current Mortgage Rate %

Range of Current Mortgage Rates	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500% - 4.999%	1	$466,034.15	0.17%
5.000 - 5.499	33	10,949,267.68	3.92
5.500 - 5.999	115	35,121,695.53	12.59
6.000 - 6.499	132	47,963,971.85	17.19
6.500 - 6.999	214	74,599,587.56	26.74
7.000 - 7.499	104	34,268,387.68	12.28
7.500 - 7.999	153	42,310,512.11	15.17
8.000 - 8.499	66	15,427,140.60	5.53
8.500 - 8.999	49	11,028,570.22	3.95
9.000 - 9.499	21	4,451,734.22	1.60
9.500 - 9.999	6	1,564,917.18	0.56
10.000 - 10.499	4	384,516.30	0.14
11.000% - 11.499%	1	459,000.00	0.16
Total:	**899**	**$278,995,335.08**	**100.00%**

Original Loan-to-Value Ratio

Range of Original Loan-to-Value Ratios	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
30.01% - 35.00%	1	$87,676.22	0.03%
35.01 - 40.00	2	549,658.18	0.20
40.01 - 45.00	4	1,580,545.84	0.57
45.01 - 50.00	3	332,889.43	0.12
50.01 - 55.00	17	4,226,735.43	1.51
55.01 - 60.00	13	3,091,094.39	1.11
60.01 - 65.00	30	8,765,304.02	3.14
65.01 - 70.00	25	6,978,071.79	2.50
70.01 - 75.00	49	15,283,397.16	5.48
75.01 - 80.00	126	34,908,397.87	12.51
80.01 - 85.00	89	27,178,422.82	9.74
85.01 - 90.00	300	97,841,769.76	35.07
90.01% - 95.00%	240	78,171,372.17	28.02
Total:	**899**	**$278,995,335.08**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 519	14	$3,711,426.61	1.33%
520 - 539	34	8,743,536.17	3.13
540 - 559	47	14,188,134.27	5.09
560 - 579	70	20,445,026.56	7.33
580 - 599	88	24,924,305.08	8.93
600 - 619	166	52,776,899.39	18.92
620 - 639	150	50,294,515.12	18.03
640 - 659	120	38,323,096.60	13.74
660 - 679	84	26,464,062.12	9.49
680 - 699	55	18,221,713.57	6.53
700 - 719	29	8,294,029.22	2.97
720 - 739	19	5,388,748.01	1.93
740 - 759	11	3,826,408.26	1.37
760 - 779	8	2,475,760.67	0.89
780 - 799	4	917,673.43	0.33
Total:	**899**	**$278,995,335.08**	**100.00%**

Occupancy Status[1]

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	851	$266,031,526.22	95.35%
Non-Owner Occupied	45	11,663,575.70	4.18
Second Home	3	1,300,233.16	0.47
Total:	**899**	**$278,995,335.08**	**100.00%**

(1) Based on mortgagor representation at origination

Credit Grade

Credit Grade[1]	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
I	604	$180,686,586.32	64.76%
II	75	22,400,637.68	8.03
III	63	18,941,666.27	6.79
IV	52	17,792,850.09	6.38
V	21	7,129,693.35	2.56
VI	6	2,173,711.53	0.78
A	43	16,328,684.20	5.85
A-	3	811,300.78	0.29
B	2	783,137.38	0.28
C-	30	11,947,067.48	4.28
Total:	**899**	**$278,995,335.08**	**100.00%**

(1) Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company LLC.

DESCRIPTION OF THE GROUP II COLLATERAL

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	541	$157,197,267.56	56.34%
Stated Documentation	318	107,701,523.19	38.60
Limited Documentation	40	14,096,544.33	5.05
Total:	**899**	**$278,995,335.08**	**100.00%**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Cashout Refinance[1]	445	$134,525,601.31	48.22%
Purchase	236	79,353,380.35	28.44
Rate/Term Refinance[2]	218	65,116,353.42	23.34
Total:	**899**	**$278,995,335.08**	**100.00%**

(1) Cash proceeds to the borrower exclusive of Debt Consolidation payments exceed 3% of the original Principal Balance of the related mortgage loan. Also includes all home equity loans originated in Texas with any cash proceeds.

(2) Cash proceeds to the borrower exclusive of Debt Consolidation payments are 3% or less of the original Principal Balance of the related mortgage loan. Excludes home equity loans originated in Texas with any cash proceeds.

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	726	$224,877,238.22	80.60%
PUD	74	24,779,880.71	8.88
Condominium	56	18,465,285.29	6.62
2-4 Family Residence	38	10,451,891.36	3.75
Manufactured Housing	4	361,073.32	0.13
PUD Attached	1	59,966.18	0.02
Total:	**899**	**$278,995,335.08**	**100.00%**

Prepayment Charge Term at Origination

Prepayment Charges Term at Origination (months)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	236	$70,658,919.90	25.33%
12	71	23,363,174.93	8.37
24	303	116,924,709.95	41.91
36	289	68,048,530.30	24.39
Total:	**899**	**$278,995,335.08**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Origination Source

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Wholesale	899	$278,995,335.08	100.00%
Total:	**899**	**$278,995,335.08**	**100.00%**

Conforming Balance

Conforming Balance Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming Balance	334	$51,337,871.95	18.40%
Non-Conforming Balance	565	227,657,463.13	81.60
Total:	**899**	**$278,995,335.08**	**100.00%**

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	383	$138,906,306.83	49.79%
New York	86	29,606,182.54	10.61
Florida	90	21,612,958.82	7.75
Illinois	57	15,091,919.96	5.41
New Jersey	25	7,304,785.81	2.62
Maryland	21	6,300,916.87	2.26
Texas	26	5,983,633.92	2.14
Massachusetts	16	5,936,337.22	2.13
Washington	16	5,373,590.66	1.93
Arizona	24	5,123,081.96	1.84
Ohio	24	4,012,041.55	1.44
Minnesota	11	3,825,765.15	1.37
Other	120	29,917,813.79	10.72
Total:	**899**	**$278,995,335.08**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Gross Margin %

Range of Gross Margins	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500% - 4.749%	31	$12,715,750.85	6.08%
5.500 - 5.749	59	24,285,271.73	11.60
6.000 - 6.249	2	883,148.78	0.42
6.250 - 6.499	1	498,640.65	0.24
6.500 - 6.749	424	170,338,555.84	81.40
7.000% - 7.249%	1	544,442.75	0.26
Total:	**518**	**$209,265,810.60**	**100.00%**

Next Rate Adjustment Date

Year/Month of Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2005-04	1	$443,147.11	0.21%
2005-06	1	331,463.37	0.16
2005-07	29	11,393,324.36	5.44
2005-08	291	117,717,877.07	56.25
2005-09	92	37,448,242.00	17.90
2006-03	1	481,389.68	0.23
2006-04	2	851,233.44	0.41
2006-06	1	331,476.46	0.16
2006-07	16	6,252,486.49	2.99
2006-08	68	27,766,970.62	13.27
2006-09	16	6,248,200.00	2.99
Total:	**518**	**$209,265,810.60**	**100.00%**

Initial Periodic Cap %

Initial Periodic Cap	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000%	518	$209,265,810.60	100.00%
Total:	**518**	**$209,265,810.60**	**100.00%**

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W3

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Rate %

Range of Maximum Rates	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
10.500% - 10.999%	1	$466,034.15	0.22%
11.000 - 11.499	21	8,293,206.71	3.96
11.500 - 11.999	60	23,118,935.82	11.05
12.000 - 12.499	90	37,981,043.29	18.15
12.500 - 12.999	147	59,732,590.60	28.54
13.000 - 13.499	76	29,952,219.73	14.31
13.500 - 13.999	77	31,024,138.57	14.83
14.000 - 14.499	22	8,931,358.14	4.27
14.500 - 14.999	17	6,887,195.54	3.29
15.000 - 15.499	3	1,184,971.50	0.57
15.500 - 15.999	3	1,235,116.55	0.59
17.000% - 17.499%	1	459,000.00	0.22
Total:	**518**	**$209,265,810.60**	**100.00%**

Minimum Rate %

Range of Minimum Rates	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500% - 4.999%	1	$466,034.15	0.22%
5.000 - 5.499	21	8,293,206.71	3.96
5.500 - 5.999	60	23,118,935.82	11.05
6.000 - 6.499	90	37,981,043.29	18.15
6.500 - 6.999	147	59,732,590.60	28.54
7.000 - 7.499	76	29,952,219.73	14.31
7.500 - 7.999	77	31,024,138.57	14.83
8.000 - 8.499	22	8,931,358.14	4.27
8.500 - 8.999	17	6,887,195.54	3.29
9.000 - 9.499	3	1,184,971.50	0.57
9.500 - 9.999	3	1,235,116.55	0.59
11.000% - 11.499%	1	459,000.00	0.22
Total:	**518**	**$209,265,810.60**	**100.00%**

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W3

DESCRIPTION OF THE GROUP III COLLATERAL

Collateral Summary

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on the Statistical Calculation Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	1,834		
Aggregate Current Principal Balance:	$356,692,343		
Average Current Principal Balance:	$194,489		$59,869 - $750,000
Aggregate Original Principal Balance:	$357,057,117		
Average Original Principal Balance:	$194,688		$60,000 - $750,000
Fully Amortizing Mortgage Loans:	100.000%		
1st Lien:	100.000%		
Wtd. Avg. Gross Coupon:	6.892%		5.000% - 12.100%
Wtd. Avg. Original Term (months):	350		180 - 360
Wtd. Avg. Remaining Term (months):	349		177 - 360
Margin (ARM Loans Only):	N/A		N/A
Maximum Interest Rate (ARM Loans Only):	N/A		N/A
Minimum Interest Rate (ARM Loans Only):	N/A		N/A
Wtd. Avg. Original LTV:	81.27%		14.98% - 95.00%
Wtd. Avg. Borrower FICO:	635		500 - 792
Geographic Distribution (Top 5):	CA	36.22%	
	FL	13.59%	
	NY	13.25%	
	IL	6.44%	
	NJ	3.95%	

UBS Investment Bank citigroup

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W3

DESCRIPTION OF THE GROUP III COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed Rate	*1,834*	*$356,692,343.04*	*100.00%*
Total:	**1,834**	**$356,692,343.04**	**100.00%**

Principal Balance at Origination

Range of Principal Balances at Origination	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
$50,000.01 - $100,000.00	452	$36,130,670.00	10.12%
100,000.01 - 150,000.00	410	51,337,742.00	14.38
150,000.01 - 200,000.00	270	47,130,886.00	13.20
200,000.01 - 250,000.00	210	47,363,880.00	13.27
250,000.01 - 300,000.00	132	36,236,123.00	10.15
300,000.01 - 350,000.00	138	45,045,505.00	12.62
350,000.01 - 400,000.00	106	39,733,442.00	11.13
400,000.01 - 450,000.00	58	24,841,199.00	6.96
450,000.01 - 500,000.00	47	22,491,270.00	6.30
500,000.01 - 550,000.00	2	1,100,000.00	0.31
550,000.01 - 600,000.00	5	2,875,000.00	0.81
600,000.01 - 650,000.00	1	606,400.00	0.17
650,000.01 - 700,000.00	1	700,000.00	0.20
$700,000.01 - $750,000.00	2	1,465,000.00	0.41
Total:	**1,834**	**$357,057,117.00**	**100.00%**

Remaining Principal Balance

Range of Remaining Principal Balances	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
$50,000.01 - $100,000.00	452	$36,095,538.82	10.12%
100,000.01 - 150,000.00	410	51,287,166.56	14.38
150,000.01 - 200,000.00	271	47,280,499.39	13.26
200,000.01 - 250,000.00	209	47,119,960.98	13.21
250,000.01 - 300,000.00	132	36,199,044.45	10.15
300,000.01 - 350,000.00	139	45,345,172.51	12.71
350,000.01 - 400,000.00	105	39,341,022.58	11.03
400,000.01 - 450,000.00	58	24,820,192.06	6.96
450,000.01 - 500,000.00	47	22,465,909.52	6.30
500,000.01 - 550,000.00	2	1,096,649.02	0.31
550,000.01 - 600,000.00	5	2,872,749.08	0.81
600,000.01 - 650,000.00	1	605,824.62	0.17
650,000.01 - 700,000.00	1	698,374.23	0.20
$700,000.01 - $750,000.00	2	1,464,239.22	0.41
Total:	**1,834**	**$356,692,343.04**	**100.00%**

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W3

DESCRIPTION OF THE GROUP III COLLATERAL

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 - 180	83	$12,044,873.84	3.38%
181 - 240	65	10,740,463.69	3.01
301 - 360	1,686	333,907,005.51	93.61
Total:	**1,834**	***$356,692,343.04***	***100.00%***

Current Mortgage Rate %

Range of Current Mortgage Rates	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000% - 5.499%	99	$27,386,763.41	7.68%
5.500 - 5.999	284	70,973,148.88	19.90
6.000 - 6.499	221	50,909,081.43	14.27
6.500 - 6.999	280	58,857,167.36	16.50
7.000 - 7.499	201	37,032,287.19	10.38
7.500 - 7.999	320	51,604,019.44	14.47
8.000 - 8.499	170	24,984,558.57	7.00
8.500 - 8.999	137	19,678,846.22	5.52
9.000 - 9.499	69	8,605,515.75	2.41
9.500 - 9.999	41	5,246,312.63	1.47
10.000 - 10.499	6	686,766.86	0.19
10.500 - 10.999	3	303,302.26	0.09
11.000 - 11.499	2	274,615.02	0.08
12.000% - 12.499%	1	149,958.02	0.04
Total:	**1,834**	**$356,692,343.04**	**100.00%**

Original Loan-to-Value Ratio

Range of Original Loan-to-Value Ratios	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
30.00% or less	3	$517,000.00	0.14%
30.01 - 35.00	4	732,059.34	0.21
35.01 - 40.00	4	790,140.88	0.22
40.01 - 45.00	7	1,378,687.44	0.39
45.01 - 50.00	16	3,781,418.66	1.06
50.01 - 55.00	31	7,226,131.10	2.03
55.01 - 60.00	62	12,791,902.52	3.59
60.01 - 65.00	106	19,547,624.83	5.48
65.01 - 70.00	86	18,516,158.84	5.19
70.01 - 75.00	156	30,878,522.08	8.66
75.01 - 80.00	315	65,243,539.83	18.29
80.01 - 85.00	216	37,768,205.58	10.59
85.01 - 90.00	498	93,250,977.32	26.14
90.01% - 95.00%	330	64,269,974.62	18.02
Total:	**1,834**	**$356,692,343.04**	**100.00%**

UBS Investment Bank citigroup

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W3

DESCRIPTION OF THE GROUP III COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate *Remaining* Principal Balance
500 - 519	30	$4,271,977.62	1.20%
520 - 539	80	11,965,247.41	3.35
540 - 559	120	18,328,158.88	5.14
560 - 579	132	21,443,743.31	6.01
580 - 599	176	31,092,060.45	8.72
600 - 619	287	54,151,533.14	15.18
620 - 639	311	61,346,469.32	17.20
640 - 659	215	44,962,094.75	12.61
660 - 679	169	35,328,023.34	9.90
680 - 699	122	25,344,894.48	7.11
700 - 719	63	16,262,538.68	4.56
720 - 739	55	13,469,288.93	3.78
740 - 759	36	8,299,881.10	2.33
760 - 779	30	8,813,650.08	2.47
780 - 799	8	1,612,781.55	0.45
Total:	**1,834**	**$356,692,343.04**	**100.00%**

Occupancy Status[1]

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	1,685	$336,123,037.68	94.23%
Non-Owner Occupied	132	16,736,055.41	4.69
Second Home	17	3,833,249.95	1.07
Total:	**1,834**	**$356,692,343.04**	**100.00%**

(1) Based on mortgagor representation at origination

Credit Grade

Credit Grade[1]	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
I	1,344	$261,973,280.10	73.45%
II	149	29,811,964.12	8.36
III	132	22,604,343.62	6.34
IV	77	12,350,280.76	3.46
V	38	7,054,065.33	1.98
VI	6	1,236,604.84	0.35
A	56	13,299,579.09	3.73
B	3	580,262.50	0.16
C	1	292,083.07	0.08
C-	28	7,489,879.61	2.10
Total:	**1,834**	**$356,692,343.04**	**100.00%**

(1) Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company LLC.

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W3

DESCRIPTION OF THE GROUP III COLLATERAL

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	1,328	$254,756,951.38	71.42%
Stated Documentation	440	88,649,458.95	24.85
Limited Documentation	66	13,285,932.71	3.72
Total:	**1,834**	**$356,692,343.04**	**100.00%**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Cashout Refinance[1]	985	$187,946,901.68	52.69%
Rate/Term Refinance[2]	528	109,726,098.05	30.76
Purchase	321	59,019,343.31	16.55
Total:	**1,834**	**$356,692,343.04**	**100.00%**

(1) Cash proceeds to the borrower exclusive of Debt Consolidation payments exceed 3% of the original Principal Balance of the related mortgage loan. Also includes all home equity loans originated in Texas with any cash proceeds.

(2) Cash proceeds to the borrower exclusive of Debt Consolidation payments are 3% or less of the original Principal Balance of the related mortgage loan. Excludes home equity loans originated in Texas with any cash proceeds.

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	1,419	$275,034,155.94	77.11%
2-4 Family Residence	164	34,136,909.64	9.57
PUD	133	28,657,760.67	8.03
Condominium	94	15,948,832.75	4.47
Manufactured Housing	19	1,758,029.67	0.49
Single Family Attached	2	582,984.01	0.16
PUD Attached	3	573,670.36	0.16
Total:	**1,834**	**$356,692,343.04**	**100.00%**

Prepayment Charge Term at Origination

Prepayment Charges Term at Origination (months)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	496	$81,852,609.53	22.95%
12	172	45,259,191.56	12.69
24	147	26,023,056.63	7.30
36	1,019	203,557,485.32	57.07
Total:	**1,834**	**$356,692,343.04**	**100.00%**

UBS Investment Bank

citigroup

DESCRIPTION OF THE GROUP III COLLATERAL

Origination Source

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Wholesale	1,834	$356,692,343.04	100.00%
Total:	**1,834**	**$356,692,343.04**	**100.00%**

Conforming Balance

Conforming Balance Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming Balance	1,552	$243,690,655.70	68.32%
Non-Conforming Balance	282	113,001,687.34	31.68
Total:	**1,834**	**$356,692,343.04**	**100.00%**

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	479	$129,187,886.43	36.22%
Florida	328	48,472,137.45	13.59
New York	171	47,250,370.61	13.25
Illinois	129	22,967,230.83	6.44
New Jersey	64	14,091,745.58	3.95
Texas	84	11,838,267.00	3.32
Ohio	92	7,949,387.95	2.23
Maryland	38	6,812,916.36	1.91
Arizona	51	6,013,682.56	1.69
Massachusetts	25	5,680,387.69	1.59
Georgia	35	5,352,939.60	1.50
Pennsylvania	36	5,184,822.30	1.45
Other	302	45,890,568.68	12.87
Total:	**1,834**	**$356,692,343.04**	**100.00%**

Sensitivity Analysis

To Optional Termination Date

Class AV-1B

Fixed ARM	50 PPC 13.50 CPR	75 PPC 20.25 CPR	100 PPC 27 CPR	125 PPC 33.75 CPR	150 PPC 40.50 CPR
Average Life (yr)	5.04	3.46	2.56	1.92	1.41
Principal Window	Oct03 - Aug18	Oct03 - Feb14	Oct03 - Jun11	Oct03 - Oct09	Oct03 - Aug08

Class AV-2

Fixed ARM	50 PPC 13.50 CPR	75 PPC 20.25 CPR	100 PPC 27 CPR	125 PPC 33.75 CPR	150 PPC 40.50 CPR
Average Life (yr)	5.03	3.45	2.55	1.91	1.40
Principal Window	Oct03 - Aug18	Oct03 - Feb14	Oct03 - Jun11	Oct03 - Oct09	Oct03 - Aug08

Class AF-1

Fixed ARM	50 PPC 13.50 CPR	75 PPC 20.25 CPR	100 PPC 27 CPR	125 PPC 33.75 CPR	150 PPC 40.50 CPR
Average Life (yr)	1.51	1.14	0.95	0.83	0.74
Principal Window	Oct03 - May06	Oct03 - Aug05	Oct03 - Apr05	Oct03 - Jan05	Oct03 - Nov04

Class AF-2 Priced at Par

Fixed ARM	50 PPC 13.50 CPR	75 PPC 20.25 CPR	100 PPC 27 CPR	125 PPC 33.75 CPR	150 PPC 40.50 CPR
Yield (%)	2.8310	2.8083	2.7877	2.7684	2.7504
Average Life (yr)	3.63	2.54	2.00	1.67	1.44
Modified Duration	3.40	2.42	1.92	1.61	1.40
Principal Window	May06 - Apr08	Aug05 - Oct06	Apr05 - Feb06	Jan05 - Aug05	Nov04 - May05

Class AF-3 Priced at Par

Fixed ARM	50 PPC 13.50 CPR	75 PPC 20.25 CPR	100 PPC 27 CPR	125 PPC 33.75 CPR	150 PPC 40.50 CPR
Yield (%)	3.5963	3.5726	3.5514	3.5302	3.5118
Average Life (yr)	6.78	4.06	3.00	2.38	2.01
Modified Duration	5.87	3.72	2.80	2.25	1.92
Principal Window	Apr08 - Nov14	Oct06 - Apr09	Feb06 - Aug07	Aug05 - Jun06	May05 - Dec05

Class AF-4 Priced at Par

Fixed ARM	50 PPC 13.50 CPR	75 PPC 20.25 CPR	100 PPC 27 CPR	125 PPC 33.75 CPR	150 PPC 40.50 CPR
Yield (%)	4.8968	4.8820	4.8551	4.8229	4.7920
Average Life (yr)	13.75	8.52	5.00	3.36	2.55
Modified Duration	9.82	6.79	4.34	3.04	2.36
Principal Window	Nov14 - Aug18	Apr09 - Feb14	Aug07 - May10	Jun06 - Jan08	Dec05 - Jun06

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W3

Sensitivity Analysis

To Optional Termination Date

Class AF-5 Priced at Par

Fixed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
ARM	13.50 CPR	20.25 CPR	27 CPR	33.75 CPR	40.50 CPR
Yield (%)	5.8210	5.8101	5.7970	5.7730	5.7130
Average Life (yr)	14.97	10.47	7.72	5.24	2.91
Modified Duration	9.80	7.68	6.09	4.41	2.62
Principal Window	Aug18 - Aug18	Feb14 - Feb14	May10 - Jun11	Jan08 - Oct09	Jun06 - Sep06

Class AF-6 Priced at Par

Fixed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
ARM	13.50 CPR	20.25 CPR	27 CPR	33.75 CPR	40.50 CPR
Yield (%)	5.0289	5.0244	5.0204	5.0137	5.0022
Average Life (yr)	7.75	7.00	6.43	5.67	4.76
Modified Duration	6.19	5.72	5.35	4.83	4.15
Principal Window	Oct06 - Aug18	Oct06 - Feb14	Nov06 - Jun11	May07 - Oct09	Sep06 - Aug08

Class M-1

Fixed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
ARM	13.50 CPR	20.25 CPR	27 CPR	33.75 CPR	40.50 CPR
Average Life (yr)	10.02	6.91	5.30	4.69	4.75
Principal Window	Jul08 - Aug18	Jan07 - Feb14	Jan07 - Jun11	May07 - Oct09	Oct07 - Aug08

Class M-2

Fixed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
ARM	13.50 CPR	20.25 CPR	27 CPR	33.75 CPR	40.50 CPR
Yield (%)	10.02	6.91	5.25	4.44	4.13
Average Life (yr)	Jul08 - Aug18	Jan07 - Feb14	Nov06 - Jun11	Jan07 - Oct09	Mar07 - Aug08

Class M-3

Fixed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
ARM	13.50 CPR	20.25 CPR	27 CPR	33.75 CPR	40.50 CPR
Yield (%)	10.02	6.91	5.23	4.37	3.94
Average Life (yr)	Jul08 - Aug18	Jan07 - Feb14	Nov06 - Jun11	Dec06 - Oct09	Feb07 - Aug08

Class M-4

Fixed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
ARM	13.50 CPR	20.25 CPR	27 CPR	33.75 CPR	40.50 CPR
Yield (%)	10.02	6.91	5.23	4.35	3.88
Average Life (yr)	Jul08 - Aug18	Jan07 - Feb14	Oct06 - Jun11	Nov06 - Oct09	Jan07 - Aug08

Class M-5

Fixed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
ARM	13.50 CPR	20.25 CPR	27 CPR	33.75 CPR	40.50 CPR
Yield (%)	10.02	6.91	5.22	4.32	3.83
Average Life (yr)	Jul08 - Aug18	Jan07 - Feb14	Oct06 - Jun11	Nov06 - Oct09	Dec06 - Aug08

Class MV-6

Fixed	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
ARM	13.50 CPR	20.25 CPR	27 CPR	33.75 CPR	40.50 CPR
Yield (%)	10.02	6.91	5.22	4.31	3.79
Average Life (yr)	Jul08 - Aug18	Jan07 - Feb14	Oct06 - Jun11	Oct06 - Oct09	Nov06 - Aug08

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W3

Sensitivity Analysis

To Maturity

Class AV-1B

Fixed ARM	50 PPC 13.50 CPR	75 PPC 20.25 CPR	100 PPC 27 CPR	125 PPC 33.75 CPR	150 PPC 40.50 CPR
Average Life (yr)	5.36	3.71	2.75	2.08	1.51
Principal Window	Oct03 - Nov30	Oct03 - May25	Oct03 - Jun20	Oct03 - Dec16	Oct03 - Jun14

Class AV-2

Fixed ARM	50 PPC 13.50 CPR	75 PPC 20.25 CPR	100 PPC 27 CPR	125 PPC 33.75 CPR	150 PPC 40.50 CPR
Average Life (yr)	5.35	3.70	2.75	2.07	1.51
Principal Window	Oct03 - Oct30	Oct03 - May25	Oct03 - Jun20	Oct03 - Dec16	Oct03 - Jun14

Class AF-1

Fixed ARM	50 PPC 13.50 CPR	75 PPC 20.25 CPR	100 PPC 27 CPR	125 PPC 33.75 CPR	150 PPC 40.50 CPR
Average Life (yr)	1.51	1.14	0.95	0.83	0.74
Principal Window	Oct03 - May06	Oct03 - Aug05	Oct03 - Apr05	Oct03 - Jan05	Oct03 - Nov04

Class AF-2 Priced at Par

Fixed ARM	50 PPC 13.50 CPR	75 PPC 20.25 CPR	100 PPC 27 CPR	125 PPC 33.75 CPR	150 PPC 40.50 CPR
Yield (%)	2.8310	2.8083	2.7877	2.7684	2.7504
Average Life (yr)	3.63	2.54	2.00	1.67	1.44
Modified Duration	3.40	2.42	1.92	1.61	1.40
Principal Window	May06 - Apr08	Aug05 - Oct06	Apr05 - Feb06	Jan05 - Aug05	Nov04 - May05

Class AF-3 Priced at Par

Fixed ARM	50 PPC 13.50 CPR	75 PPC 20.25 CPR	100 PPC 27 CPR	125 PPC 33.75 CPR	150 PPC 40.50 CPR
Yield (%)	3.5963	3.5726	3.5514	3.5302	3.5118
Average Life (yr)	6.78	4.06	3.00	2.38	2.01
Modified Duration	5.87	3.72	2.80	2.25	1.92
Principal Window	Apr08 - Nov14	Oct06 - Apr09	Feb06 - Aug07	Aug05 - Jun06	May05 - Dec05

Class AF-4 Priced at Par

Fixed ARM	50 PPC 13.50 CPR	75 PPC 20.25 CPR	100 PPC 27 CPR	125 PPC 33.75 CPR	150 PPC 40.50 CPR
Yield (%)	4.8976	4.8836	4.8551	4.8229	4.7920
Average Life (yr)	14.32	8.93	5.00	3.36	2.55
Modified Duration	10.07	7.02	4.34	3.04	2.36
Principal Window	Nov14 - Nov21	Apr09 - Sep16	Aug07 - May10	Jun06 - Jan08	Dec05 - Jun06

UBS Investment Bank

citigroup

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W3

Sensitivity Analysis

To Maturity

Class AF-5 Priced at Par

Fixed ARM	50 PPC 13.50 CPR	75 PPC 20.25 CPR	100 PPC 27 CPR	125 PPC 33.75 CPR	150 PPC 40.50 CPR
Yield (%)	5.9285	5.9577	5.9640	5.8479	5.7130
Average Life (yr)	22.30	16.85	12.55	6.38	2.91
Modified Duration	12.22	10.44	8.60	5.06	2.62
Principal Window	Nov21 - Jul31	Sep16 - Feb27	May10 - Apr22	Jan08 - Sep18	Jun06 - Sep06

Class AF-6 Priced at Par

Fixed ARM	50 PPC 13.50 CPR	75 PPC 20.25 CPR	100 PPC 27 CPR	125 PPC 33.75 CPR	150 PPC 40.50 CPR
Yield (%)	5.0301	5.0296	5.0492	5.1029	5.1189
Average Life (yr)	7.78	7.10	6.88	7.01	6.22
Modified Duration	6.20	5.77	5.64	5.71	5.17
Principal Window	Oct06 - May31	Oct06 - Dec26	Nov06 - Feb22	May07 - Jul18	Sep06 - Jan16

Class M-1

Fixed ARM	50 PPC 13.50 CPR	75 PPC 20.25 CPR	100 PPC 27 CPR	125 PPC 33.75 CPR	150 PPC 40.50 CPR
Average Life (yr)	10.92	7.62	5.86	5.14	5.32
Principal Window	Jul08 - Jun29	Jan07 - Dec23	Jan07 - Jun19	May07 - May16	Oct07 - Feb14

Class M-2

Fixed ARM	50 PPC 13.50 CPR	75 PPC 20.25 CPR	100 PPC 27 CPR	125 PPC 33.75 CPR	150 PPC 40.50 CPR
Yield (%)	10.85	7.55	5.75	4.84	4.47
Average Life (yr)	Jul08 - Mar27	Jan07 - Mar21	Nov06 - Jan17	Jan07 - Mar14	Mar07 - Apr12

Class M-3

Fixed ARM	50 PPC 13.50 CPR	75 PPC 20.25 CPR	100 PPC 27 CPR	125 PPC 33.75 CPR	150 PPC 40.50 CPR
Yield (%)	10.76	7.47	5.67	4.72	4.23
Average Life (yr)	Jul08 - Feb25	Jan07 - Mar19	Nov06 - Jun15	Dec06 - Dec12	Feb07 - Mar11

Class M-4

Fixed ARM	50 PPC 13.50 CPR	75 PPC 20.25 CPR	100 PPC 27 CPR	125 PPC 33.75 CPR	150 PPC 40.50 CPR
Yield (%)	10.67	7.40	5.61	4.65	4.13
Average Life (yr)	Jul08 - Jan24	Jan07 - Apr18	Oct06 - Sep14	Nov06 - May12	Jan07 - Oct10

Class M-5

Fixed ARM	50 PPC 13.50 CPR	75 PPC 20.25 CPR	100 PPC 27 CPR	125 PPC 33.75 CPR	150 PPC 40.50 CPR
Yield (%)	10.53	7.28	5.51	4.55	4.03
Average Life (yr)	Jul08 - Oct22	Jan07 - Apr17	Oct06 - Dec13	Nov06 - Sep11	Dec06 - Mar10

Class MV-6

Fixed ARM	50 PPC 13.50 CPR	75 PPC 20.25 CPR	100 PPC 27 CPR	125 PPC 33.75 CPR	150 PPC 40.50 CPR
Yield (%)	10.26	7.08	5.35	4.42	3.88
Average Life (yr)	Jul08 - Jan21	Jan07 - Nov15	Oct06 - Nov12	Oct06 - Nov10	Nov06 - Jul09

UBS Investment Bank citigroup

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W3

Net WAC Rate Cap for Class AV-1B

Assumptions to Optional Termination

Period	NWC (1) (%)	NWC (2) (%)	Period	NWC (1) (%)	NWC (2) (%)	Period	NWC (1) (%)	NWC (2) (%)
1	4.06	6.76	33	6.70	8.20	65	6.74	10.48
2	6.55	10.88	34	6.92	8.47	66	7.46	11.60
3	6.77	11.22	35	6.70	8.20	67	6.74	10.47
4	6.55	10.83	36	6.75	8.87	68	6.97	10.82
5	6.55	10.81	37	6.98	9.30	69	6.74	10.46
6	7.00	11.54	38	6.75	8.99	70	6.96	10.81
7	6.55	10.78	39	6.98	9.29	71	6.74	10.46
8	6.77	11.13	40	6.75	8.99	72	6.74	10.45
9	6.55	10.76	41	6.75	8.99	73	6.96	10.79
10	6.76	11.10	42	7.47	10.56	74	6.74	10.44
11	6.55	10.74	43	6.75	9.65	75	6.96	10.79
12	6.55	10.73	44	6.98	9.97	76	6.74	10.43
13	6.76	11.09	45	6.75	9.65	77	6.74	10.43
14	6.55	10.72	46	6.97	9.96	78	7.46	11.54
15	6.76	11.08	47	6.75	9.64	79	6.74	10.42
16	6.55	10.71	48	6.75	10.18	80	6.96	10.76
17	6.55	10.71	49	6.97	10.64	81	6.74	10.41
18	7.25	11.85	50	6.75	10.30	82	6.96	10.75
19	6.55	10.70	51	6.97	10.63	83	6.73	10.40
20	6.76	11.05	52	6.75	10.29	84	6.73	10.40
21	6.55	10.69	53	6.75	10.29	85	6.96	10.74
22	6.76	11.04	54	7.21	11.11	86	6.73	10.39
23	6.54	10.68	55	6.75	10.40	87	6.96	10.73
24	6.68	7.43	56	6.97	10.74	88	6.73	10.38
25	6.93	7.91	57	6.75	10.39	89	6.73	10.38
26	6.70	7.66	58	6.97	10.73	90	7.45	11.48
27	6.93	7.91	59	6.74	10.39	91	6.73	10.37
28	6.70	7.65	60	6.74	10.49	92	6.96	10.71
29	6.70	7.65	61	6.97	10.85	93	6.73	10.36
30	7.42	8.96	62	6.74	10.50	94	n/a	10.70
31	6.70	8.20	63	6.97	10.84			
32	6.92	8.47	64	6.74	10.49			

(1) Assumes 6mLIBOR stays at 1.19%, 1mLIBOR stays at 1.11%, and the cashflows are run to the Optional Termination at the pricing speed.

(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00%, the cashflows are run to the Optional Termination at the pricing speed and all payments under the interest rate cap are received as scheduled. For the first 23 periods, the Net WAC Maximum Rate Cap is assumed.

UBS Investment Bank

citigroup

Net WAC Rate Cap for Class AV-2

Assumptions to Optional Termination

Period	NWC (1) (%)	NWC (2) (%)	Period	NWC (1) (%)	NWC (2) (%)	Period	NWC (1) (%)	NWC (2) (%)
1	3.84	6.54	33	6.52	7.85	65	6.60	10.16
2	6.20	10.53	34	6.74	8.11	66	7.31	11.25
3	6.41	10.86	35	6.52	7.85	67	6.60	10.16
4	6.20	10.49	36	6.61	8.57	68	6.82	10.49
5	6.20	10.48	37	6.83	8.94	69	6.60	10.15
6	6.63	11.18	38	6.61	8.65	70	6.82	10.48
7	6.20	10.45	39	6.83	8.94	71	6.60	10.14
8	6.41	10.78	40	6.61	8.65	72	6.60	10.13
9	6.21	10.42	41	6.61	8.65	73	6.82	10.47
10	6.41	10.76	42	7.31	10.23	74	6.60	10.13
11	6.21	10.41	43	6.61	9.31	75	6.82	10.46
12	6.21	10.40	44	6.83	9.62	76	6.60	10.12
13	6.41	10.74	45	6.61	9.31	77	6.60	10.11
14	6.21	10.39	46	6.83	9.62	78	7.30	11.19
15	6.41	10.73	47	6.61	9.30	79	6.59	10.11
16	6.21	10.38	48	6.60	9.89	80	6.81	10.44
17	6.21	10.38	49	6.82	10.30	81	6.59	10.10
18	6.87	11.48	50	6.60	9.96	82	6.81	10.43
19	6.21	10.37	51	6.82	10.29	83	6.59	10.09
20	6.41	10.71	52	6.60	9.96	84	6.59	10.09
21	6.21	10.36	53	6.60	9.95	85	6.81	10.42
22	6.41	10.70	54	7.06	10.77	86	6.59	10.08
23	6.21	10.35	55	6.60	10.07	87	6.81	10.41
24	6.49	7.15	56	6.82	10.41	88	6.59	10.07
25	6.74	7.55	57	6.60	10.07	89	6.59	10.06
26	6.52	7.31	58	6.82	10.40	90	7.30	11.14
27	6.74	7.55	59	6.60	10.06	91	6.59	10.06
28	6.52	7.31	60	6.60	10.18	92	6.81	10.39
29	6.52	7.31	61	6.82	10.52	93	6.59	10.05
30	7.22	8.60	62	6.60	10.18	94	n/a	10.38
31	6.52	7.85	63	6.82	10.51			
32	6.74	8.11	64	6.60	10.17			

(1) Assumes 6mLIBOR stays at 1.19%, 1mLIBOR stays at 1.11%, and the cashflows are run to the Optional Termination at the pricing speed.

(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00%, the cashflows are run to the Optional Termination at the pricing speed and all payments under the interest rate cap are received as scheduled. For the first 23 periods, the Net WAC Maximum Rate Cap is assumed.

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W3

Net WAC Rate Cap for Class AF-1 Certificates

Assumptions to Optional Termination

Period	NWC (1) (%)	NWC (2) (%)	Period	NWC (1) (%)	NWC (2) (%)	Period	NWC (1) (%)	NWC (2) (%)
1	3.83	20.00	33	6.19	6.19	65	6.19	6.19
2	6.18	20.00	34	6.39	6.39	66	6.85	6.85
3	6.39	20.00	35	6.19	6.19	67	6.19	6.19
4	6.18	20.00	36	6.19	6.19	68	6.39	6.39
5	6.18	20.00	37	6.39	6.39	69	6.19	6.19
6	6.61	20.00	38	6.19	6.19	70	6.40	6.40
7	6.18	20.00	39	6.39	6.39	71	6.19	6.19
8	6.39	20.00	40	6.19	6.19	72	6.19	6.19
9	6.18	20.00	41	6.19	6.19	73	6.40	6.40
10	6.39	20.00	42	6.85	6.85	74	6.19	6.19
11	6.18	20.00	43	6.19	6.19	75	6.40	6.40
12	6.18	20.00	44	6.39	6.39	76	6.19	6.19
13	6.39	20.00	45	6.19	6.19	77	6.19	6.19
14	6.18	20.00	46	6.39	6.39	78	6.85	6.85
15	6.39	20.00	47	6.19	6.19	79	6.19	6.19
16	6.18	20.00	48	6.19	6.19	80	6.40	6.40
17	6.18	20.00	49	6.39	6.39	81	6.19	6.19
18	6.85	20.00	50	6.19	6.19	82	6.40	6.40
19	6.18	20.00	51	6.39	6.39	83	6.19	6.19
20	6.39	20.00	52	6.19	6.19	84	6.19	6.19
21	6.19	20.00	53	6.19	6.19	85	6.40	6.40
22	6.39	20.00	54	6.61	6.61	86	6.19	6.19
23	6.19	20.00	55	6.19	6.19	87	6.40	6.40
24	6.19	6.19	56	6.39	6.39	88	6.19	6.19
25	6.39	6.39	57	6.19	6.19	89	6.19	6.19
26	6.19	6.19	58	6.39	6.39	90	6.85	6.85
27	6.39	6.39	59	6.19	6.19	91	6.19	6.19
28	6.19	6.19	60	6.19	6.19	92	6.40	6.40
29	6.19	6.19	61	6.39	6.39	93	6.19	6.19
30	6.85	6.85	62	6.19	6.19	94	n/a	6.40
31	6.19	6.19	63	6.39	6.39			
32	6.39	6.39	64	6.19	6.19			

(1) Assumes 6mLIBOR stays at 1.19%, 1mLIBOR stays at 1.11%, and the cashflows are run to the Optional Termination at the pricing speed.

(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00%, the cashflows are run to the Optional Termination at the *pricing speed and all payments under the interest rate cap are received as scheduled.*

ARGENT

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W3

Net WAC Rate Cap for Class M Certificates

Assumptions to Optional Termination

Period	NWC (1) (%)	NWC (2) (%)	Period	NWC (1) (%)	NWC (2) (%)	Period	NWC (1) (%)	NWC (2) (%)
1	3.97	6.07	33	6.55	7.69	65	6.57	9.28
2	6.41	9.77	34	6.77	7.94	66	7.27	10.27
3	6.62	10.08	35	6.55	7.69	67	6.57	9.27
4	6.41	9.74	36	6.60	8.22	68	6.79	9.57
5	6.41	9.72	37	6.82	8.59	69	6.57	9.26
6	6.85	10.38	38	6.60	8.31	70	6.78	9.56
7	6.41	9.70	39	6.82	8.57	71	6.57	9.25
8	6.62	10.01	40	6.60	8.28	72	6.56	9.24
9	6.41	9.68	41	6.59	8.26	73	6.78	9.54
10	6.62	9.99	42	7.29	9.59	74	6.56	9.23
11	6.41	9.67	43	6.58	8.73	75	6.78	9.53
12	6.41	9.66	44	6.80	8.99	76	6.56	9.22
13	6.62	9.98	45	6.58	8.69	77	6.56	9.22
14	6.41	9.65	46	6.80	8.98	78	7.26	10.20
15	6.62	9.97	47	6.58	8.69	79	6.56	9.21
16	6.41	9.65	48	6.58	9.09	80	6.78	9.51
17	6.41	9.64	49	6.80	9.48	81	6.56	9.20
18	7.09	10.67	50	6.58	9.17	82	6.78	9.50
19	6.41	9.63	51	6.80	9.47	83	6.56	9.19
20	6.62	9.95	52	6.58	9.16	84	6.56	9.18
21	6.41	9.63	53	6.58	9.15	85	6.78	9.48
22	6.62	9.94	54	7.03	9.87	86	6.56	9.17
23	6.41	9.62	55	6.57	9.24	87	6.78	9.47
24	6.54	7.10	56	6.79	9.54	88	6.56	9.16
25	6.77	7.51	57	6.57	9.23	89	6.56	9.16
26	6.56	7.27	58	6.79	9.53	90	7.26	10.13
27	6.77	7.51	59	6.57	9.22	91	6.55	9.15
28	6.56	7.27	60	6.57	9.30	92	6.77	9.45
29	6.56	7.26	61	6.79	9.61	93	6.55	9.14
30	7.26	8.42	62	6.57	9.29	94	n/a	9.44
31	6.56	7.69	63	6.79	9.60			
32	6.77	7.95	64	6.57	9.28			

(1) Assumes 6mLIBOR stays at 1.19%, 1mLIBOR stays at 1.11%, and the cashflows are run to the Optional Termination at the pricing speed.

(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00%, the cashflows are run to the Optional Termination at the pricing speed and all payments under the interest rate cap are received as scheduled. For the first 23 periods, the Net WAC Maximum Rate Cap is assumed.

Interest Rate Cap Notional Schedule

Period	Cap Notional Schedule
1	678,800,000
2	668,609,000
3	657,943,000
4	646,801,000
5	635,182,000
6	623,091,000
7	610,533,000
8	597,518,000
9	584,061,000
10	570,177,000
11	555,884,000
12	541,247,000
13	526,959,000
14	513,012,000
15	499,399,000
16	486,111,000
17	473,142,000
18	460,484,000
19	448,128,000
20	441,926,000
21	435,905,000
22	430,039,000
23	424,321,000
24	0

(1) Strike price is 6.10% for the first 23 months

FOR ADDITIONAL INFORMATION PLEASE CALL:

UBS SECURITIES LLC	
Asset Backed Finance	
Shahid Quraishi	(212) 713-2728
Paul Scialabba	(212) 713-9832
Peter Faigl	(212) 713-2549
Glenn McIntyre	(212) 713-3180
Daniel Huang	(212) 713-3153
Anthony Beshara	(212) 713-2804
Michael Boyle	(212) 713-4129
Verdi Contente	(212) 713-2713
ABS Syndicate & Trading	
Jack McCleary	(212) 713-4330
Stuart Lippman	(212) 713-2946